SECURITAS

Press Release from Securitas AB

February 28, 2006

Proposal and convening notice to Annual General Meeting of Shareholders in Securitas AB (publ)

Proposal for election of Board of Directors of Securitas AB (publ)

The Nomination Committee elected by the Annual General Meeting 2005, consisting of Gustaf Douglas, Melker Schörling, Marianne Nilsson (Robur) and Annika Andersson (Fourth Swedish National Pension Fund), has inter alia proposed the following:

- Re-election of the Board members Thomas Berglund, Annika Falkengren, Carl Douglas, Gustaf Douglas, Stuart E. Graham, Berthold Lindqvist, Fredrik Palmstierna, Melker Schörling and Sofia Schörling and new election of Marie Ehrling, for the period up to and including the Annual General Meeting 2007, with Melker Schörling as Chairman of the Board.

- Marie Ehrling (born in 1955) is the President of Telia Sonera Sweden since 2003 and has previously worked within SAS (inter alia as Deputy CEO of SAS AB and Head of SAS Airlines), as Information Officer at the Swedish Ministry of Finance and the Swedish Ministry of Education and Science, and as Financial analyst for the Fourth Swedish National Pension Fund.

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Convening notice to Annual General Meeting of Securitas AB (publ)

The shareholders of Securitas AB are hereby invited to attend the Annual General Meeting to be held at 5.00 p.m. CET on Monday 3 April 2006, in "Vinterträdgården" at the Grand Hotel, Stockholm, entry via "Royal entré", Stallgatan 6. Registration for the General Meeting begins at 4.00 p.m. CET.

A. NOTICE OF ATTENDANCE

Shareholders who wish to attend the General Meeting must:

(i) be recorded in the share register maintained by the Swedish Central Securities Depository ("VPC"), made as of Tuesday 28 March 2006;

and

(ii) notify Securitas of their intent to participate in the General Meeting at the address: Securitas AB, "General Meeting", P.O. Box 47021, SE-100 74 Stockholm, Sweden, by telephone +46 8 657 74 74, by telefax +46 8 657 74 85 marked "Securitas General Meeting" or via the company website www.securitasgroup.com/agm2006, by 4.00 p.m. Tuesday 28 March 2006, at the latest. On giving

notice of attendance, the shareholder shall state name, personal registration number or equivalent (corporate identity number), address and telephone number. Proxy and representative of a legal person shall submit papers of authorisation prior to the General Meeting. As confirmation of the notification, Securitas AB will send an entry card, which should be presented at registration for the General Meeting.

In order to participate in the proceedings of the Annual General Meeting, owners with nominee-registered shares must request their bank or broker to have their shares temporarily owner-registered with VPC. Such registration must be made as of Tuesday 28 March 2006 and the banker or broker should therefore be notified in due time before the said date.

B. AGENDA

Proposal for Agenda

1. Opening of the Meeting.
2. Election of Chairman of the Meeting.
3. Drawing up and approval of the voting list.
4. Approval of the agenda.
5. Election of one or two person(s) to approve the minutes.
6. Determination of compliance with the rules of convocation.
7. The Managing Director's report including a summary of the Board of Directors' proposal to distribute by dividend and list three new specialized security companies.
8. Presentation of the Annual Report and the Auditor's Report and the Consolidated Financial Statements and the group Auditor's Report.
9. Resolutions regarding
   (a) adoption of the Statement of Income and the Balance Sheet and the Consolidated Statement of Income and the Consolidated Balance Sheet as per December 31, 2005;
   (b) appropriation of the company's profit according to the adopted Balance Sheet;
   (c) record date for dividend;
   (d) discharge of the Board of Directors and the Managing Director from liability for the financial year 2005.
10. Determination of the number of Board members and deputy members.
11. Determination of fees to the Board members.
12. Election of members of the Board of Directors.
13. Election of members of the Nomination Committee.
14. Resolution regarding amendments of the Articles of Association.
15. Closing of the Meeting.

Election of Chairman of the Meeting (paragraph 2 on the agenda)
The Nomination Committee elected by the Annual General Meeting 2005 has proposed that Melker Schörling, Chairman of the Board, shall be elected Chairman of the Annual General Meeting 2006.

Presentation of the Annual Report (paragraph 8 on the agenda)
In connection with the presentation of the Annual Report, the Board of Directors' activities during 2005 will be presented, including:
(a) a presentation of the activities, function and members of the Remuneration Committee and a presentation of the Board of Directors' remuneration policy; and
(b) a presentation of the activities, function and members of the Audit Committee and the consultancy fees and other fees paid to the accounting firm in 2005.

Proposal for Dividend (paragraphs 9 (b) and (c) on the agenda)
The Board of Directors proposes that a dividend of SEK 3.50 per share be declared. As record date for the dividend, the Board of Directors proposes 6 April 2006. If the Annual General Meeting so resolves, the dividend is expected to be distributed by VPC starting 11 April 2006.

Proposals for Election of Board of Directors and Resolution regarding Fees (paragraphs 10-12 on the agenda)
At the Annual General Meeting 2005, Gustaf Douglas, Melker Schörling, Marianne Nilsson (Robur) and Annika Andersson (Fourth Swedish National Pension Fund) were elected members of the Nomination Committee in respect of the Annual General Meeting 2006.

The Nomination Committee will at the Annual General Meeting 2006, in connection with the election of the Board of Directors and resolution regarding fees, present and motivate the below proposals and also present its work.

The Nomination Committee elected by the Annual General Meeting 2005 has proposed the following:

The number of Board members shall be ten, with no deputy members. The Nomination Committee proposes re-election of the Board members Thomas Berglund, Carl Douglas, Gustaf Douglas, Annika Falkengren, Stuart E. Graham, Berthold Lindqvist, Fredrik Palmstierna, Melker Schörling and Sofia Schörling and new election of Marie Ehrling, for the period up to and including the Annual General Meeting 2007, with Melker Schörling as Chairman of the Board.

Marie Ehrling (born in 1955) is the President of Telia Sonera Sweden since 2003 and has previously worked within SAS (inter alia as Deputy CEO of SAS AB and Head of SAS Airlines), as Information Officer at the Swedish Ministry of Finance and the Swedish Ministry of Education and Science, and as Financial analyst for the Fourth Swedish National Pension Fund.

Fees to the Board members for the period up to and including the Annual General Meeting 2007 shall amount to SEK 4,650,000 in total (including fees for committee work) to be distributed between the Board members as follows: the Chairman of the Board shall receive SEK 900,000, the Deputy Chairman shall receive SEK 650,000 and each of the other Directors, except the Managing Director, shall receive SEK 400,000. As consideration for the committee work, the Chairman of the Audit Committee shall receive SEK 100,000, the Chairman of the Remuneration Committee shall receive SEK 100,000, the member of the Audit Committee SEK 50,000 and the member of the Remuneration Committee SEK 50,000.

Shareholders jointly representing approximately 21 per cent of the shares and approximately 45 per cent of the votes in the company have announced that they intend to vote in favour of the Nomination Committee's proposals.

The Annual General Meeting of shareholders 2004 appointed PricewaterhouseCoopers AB, Stockholm, with authorised public accountant Mr Göran Tidström as representative of the accounting firm, as accountant for a period of four years. It was decided by the General Meeting that the auditors' fees should be paid on current account.

Nomination Committee (paragraph 13 on the agenda)
Proposal to elect members of the Nomination Committee
Shareholders jointly representing approximately 21 per cent of the shares and approximately 45 per cent of the votes in the company propose the Annual General Meeting to adopt the following resolution: The Nomination Committee shall have four members. Gustaf Douglas, Melker Schörling, Marianne Nilsson (Robur) och Annika Andersson (Fourth Swedish National Pension Fund) shall be re-elected in respect of the Annual General Meeting 2007. Gustaf Douglas shall be elected Chairman of the Nomination Committee. In case a shareholder, whom a member of the Nomination Committee represents, is no longer one of the major shareholders of Securitas, or if a member of the Nomination Committee is no longer employed by such shareholder or for any other reason leaves the committee

before the Annual General Meeting 2007, the Committee shall have the right to appoint another representative of the major shareholders to replace such member.

Tasks of the Nomination Committee
The Nomination Committee shall have the task of preparing, before future Annual General Meetings, the election of Chairman and other members of the Board of Directors, the election of Chairman of the Annual General Meeting, the election of auditors (where applicable) and the determination of fees and matters pertaining thereto.

Proposal for Amendment of the Articles of Association (paragraph 14 on the agenda)
The Board of Directors proposes that the Annual General Meeting resolves to amend the Articles of Association as set forth below, for the purpose of making editorial simplifications and adapting the Articles of Association to the new Companies Act, which entered into force on 1 January 2006. The main content of the Board's proposal is:

<u>that</u> the par value of the shares is eliminated from the Articles of Association and replaced with a provision that the number of shares shall amount to a minimum of 200,000,000 and a maximum of 800,000,000 (§ 5);

<u>that</u> the provision on the shareholders' preferential rights in case of issues of shares of class A and/or class B is extended so that the preferential rights refer not only to cash issues, but also to set-off issues. Furthermore, a new provision on shareholders' preferential rights in case of cash issues or set-off issues of warrants or convertible bonds is inserted (§ 5);

<u>that</u> the term of office of the Board of Directors is amended in order to comply with the wording of the new Companies Act (§ 6);

<u>that</u> the provision on convening notices to General Meetings is amended so that the number of newspapers in which the notice shall be published is reduced to Post- och Inrikes Tidningar and Svenska Dagbladet and Financial Times (§ 7);

<u>that</u> the provision setting forth the place for General Meetings is amended to Stockholm only (§ 8);

<u>that</u> shareholders who wish to participate in the General Meeting shall be recorded in transcript or other presentation of the share register relating to the facts recorded five weekdays before the General Meeting (§ 9);

<u>that</u> the provisions regarding the opening of General Meetings and the right of the shareholders to vote for their full number of shares are eliminated, as this is expressly governed by law (§§ 10 and 12);

<u>that</u> the provision on pre-emption of class A shares in the company is amended and adjusted to comply with the new Companies Act principally to the effect that (i) the types of transfers of ownership comprised by pre-emption are specified, (ii) only transfers to other holders of class A shares are exempted from pre-emption; (iii) a pre-emption offer may not be accepted in respect of a smaller number of shares than comprised by the offer, (iv) guidelines for establishing the redemption price are included, (v) the provision setting forth the procedure in case of a dispute regarding redemption is specified, and that (vi) the general procedure in a pre-emption situation is specified (§ 14, *now § 12)*

<u>that</u> the provision to the effect that the company's shares shall be registered in a CSD register is amended, in order to comply with the new Companies Act (§ 15, *now § 13*).

A resolution in accordance with the above has to be supported by shareholders representing at least two thirds of the votes cast as well as the number of shares represented at the Meeting in order to be valid.

C. AVAILABLE DOCUMENTATION

The Accounts and the Auditor's Report of the group will be available at the company and on the company's website www.securitasgroup.com as from 20 March 2006 and will be sent to all shareholders in connection with the Annual General Meeting. The complete proposals by the Board of Directors with respect to paragraphs 9 (b) and (c) and 14 on the agenda will be available at the company as from 20 March 2006 and a copy thereof will be sent to the shareholders who so request. The Accounts and the Auditor's Report of the group, as well as the Board's complete proposals will also be available at the General Meeting.

Stockholm in February 2006
the Board of Directors
SECURITAS AB (publ)

Securitas AB
P.O. Box 12307 S-102 28 Stockholm Sweden
Tel +46 8 657 74 00 Fax +46 8 657 70 72
Visiting address Lindhagensplan 70